PROXY VOTING POLICY

1. Policy Statement

Apollo Asset Management, Inc. (together with its subsidiaries, the “Firm”) is required under Rule 206(4)-6 of the Investment Advisers Act of 1940 (the “Proxy Rule”) to adopt and implement policies and procedures that are reasonably designed to ensure that an investment adviser votes client proxy statements in the best interests of its clients. Investment advisers must disclose to their clients on Form ADV Part 2A how clients can obtain information on how proxies were voted. Investment advisers may also provide clients with a description of the adviser’s proxy voting policies and procedures and upon request, furnish clients with a copy of those policies and procedures.

2. Applicability

This Policy applies to all employees and certain consultants/contingent workers of the Firm as specified by Compliance (“Covered Persons”).

3. Definitions

Best Interest of the Client. The Firm believes that this means the clients’ best economic interests over the long-term – that is, the common interest that all clients share in seeing the value of a common investment increase over time, including consideration of environmental, social and governance (“ESG”) issues as appropriate. Under its investment philosophy, the Firm’s affiliated registered investment advisers generally advise clients to invest in a company only if the Firm believes that the company’s management seeks to serve shareholders’ best interests. As a result, the Firm believes that management decisions and recommendations with respect to solicited issues generally are likely to be in the shareholders’ and its client’s best interests.

Material Conflicts of Interest. Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and the Firm’s and its employees’ business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (i) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of or an investor in a fund managed by the Firm; (ii) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individuals charged with voting the proxy, is being actively solicited to be a client of the Firm or investor in a fund managed by the Firm; (iii) a client or investor, or an interest group supported by a client or investor, actively supports a proxy proposal; or (iv) the Firm or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders.

4. Receipt and Reconciliation of Proxies

All proxy materials received by the Firm must be forwarded to the Fund Controller for Private Equity funds or the Operations group for capital market funds (collectively, “Proxy Recipients”) who will record on a log the name of the portfolio company to which the proxy materials relate, the date the materials were received and the date by which the proxy needs to be voted.

The proxy recipients will compare the number of shares represented by the proxy materials to the number of shares owned by the Firm’s clients. If the number of shares reflected in the proxy materials does not match the number of shares owned by the funds, the proxy recipients will resolve any difference and ensure that all eligible shares can be voted.

Upon completion of the reconciliation process, the proxy recipient will forward the proxy materials to Compliance as well as the Portfolio Manager (“PM”) and will maintain a record setting forth the date the proxy materials were forwarded.

5. Proxy Voting Process

Compliance will determine whether a material conflict of interest exists between the Firm and the interests of its clients or between the Firm and its clients and portfolio company shareholders when a Firm representative sits on the board of a portfolio company that is the subject of a proxy.

If no material conflict of interest is identified, Compliance will provide clearance to the proxy recipient who will coordinate with the PM or Deal Team responsible for the portfolio company issuing the proxy. The PM or Deal Team will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction. The PM or Deal Team will instruct that all proxies be voted in the best interests of the Firm’s clients pursuant to the goals of the client’s investment strategy, including the consideration of relevant non-economic (i.e., ESG) factors. This may result in a decision to abstain from voting when such decision is in the best interests of the Firm’s clients. When voting on ESG matters, to the extent a PM or Deal Team instruct a proxy recipient to vote “against” a shareholder proposal, the Firm will maintain documentation reflecting the determination that economic or other factors outweigh ESG-specific considerations.

In the event that a material conflict of interest is identified, Compliance will take such actions as is deemed necessary to determine how to vote the proxy in the best interests of the Firm’s clients. Depending upon the specific facts and circumstances associated with a given proxy, such actions may include consulting with: (i) Legal, (ii) outside counsel, (iii) a proxy consultant, or (iv) PMs or Deal Team members. After such consultation, Compliance, together with the PM or a Deal Team member, will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction.

Compliance will make and maintain a record describing the steps taken to address a potential material conflict of interest, and the proxy recipient will maintain records disclosing the date all proxies were voted and how they were voted.

Form N-PX

Rule 14Ad-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) requires all managers subject to reporting requirements under Section 13(f) of the Exchange Act report each say-on-pay vote over which they exercised voting power on Form N-PX. Such managers are required to file a report on Form N-PX for each 12-month period ending on June 30 of the calendar year following the manager’s initial filing on Form 2 13F no later than August 31.

6. Requests for Voting Information

If a client requests information regarding how proxies were voted or a copy of the Firm’s proxy voting policy and procedures Compliance will provide the client with the requested information. Compliance will make and retain a copy of each request received from a client together with a copy of the response provided to the client.

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